EXHIBIT 3.i.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

ZAMAGE DIGITAL IMAGING, INC.

Pursuant to the provisions of the Colorado Corporation Code, the Undersigned Corporation adopts the following amendment to the Articles of Incorporation.

The following amendment of the Articles of Incorporation was adopted by the shareholder consent on November 15, 2001, said articles are hereby amended and shall read as follows: ________________________________________________________________

Article I

Name

The name of the corporation is Provectus Pharmaceutical, Inc.

Article IV

Capitalization

Section 1. The authorized capital of this corporation shall consist of the following stock: One hundred million (100,000,000) common shares, par value $.001 per share. Each common share shall have equal rights as to voting and in the event of dissolution and liquidation. There shall be no cumulative voting by shareholders. ________________________________________________________________

The number of shares outstanding at the time of adoption was 1,179,567; and the number of shares entitled to vote thereon was the same.

The number of shares represented at the meeting of the shareholders was 1,000,000. All shares voted in favor of the amendment. The shares represented a majority of the issued and outstanding shares. There were no shares voting against the amendment.

Effective the 1st day of April 2002

__________________________

Kelly Adams

President